Exhibit 99.1

DoubleDown Interactive Reports Third Quarter 2022 Results

SEATTLE, WASHINGTON – November 8, 2022 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading gaming company, delivering unique player experiences across a variety of genres, today reported its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Summary vs. Third Quarter 2021

•	Revenues decreased from $87.0 million in the third quarter of 2021 to $78.8 million in the third quarter of 2022.

•

Operating costs increased from $59.2 million in the third quarter of 2021 to $124.1 million in the third quarter of 2022, primarily due to a $70.25 million charge related to the previously announced agreement to settle the Benson class action and associated proceedings.

•

Operating costs decreased to $53.9 million when excluding the charge of $70.25 million. Such charge was recorded as General and Administrative expenses, reflecting the incremental charge associated with the agreement in principle to settle the Benson class action complaint and associated proceedings as previously announced on August 29, 2022.

•

Adjusted EBITDA decreased from $30.2 million for the third quarter of 2021 to $25.0 million for the third quarter of 2022, resulting in an Adjusted EBITDA margin of 31.7% for the third quarter of 2022, compared to an Adjusted EBITDA margin of 34.7% for the third quarter of 2021. Such decreases were primarily due to lower revenue in the third quarter of 2022.

•

Net income was a loss of $24.0 million, or a loss of $9.69 per common share on a fully diluted basis (a loss of $0.48 per American Depositary Share (“ADS”)) in the third quarter of 2022, compared to net income of $22.8 million, or $9.91 per common share on a fully diluted basis ($0.50 per ADS) in the third quarter of 2021. Note each ADS represents 0.05 share of a common share.

•	Average Revenue Per Daily Active User (“ARPDAU”) remained consistent at $0.96 in the third quarter of 2022 and 2021.

•	Average monthly revenue per payer increased from $224 in the third quarter of 2021 to $225 in the third quarter of 2022.

“DoubleDown generated solid results in the third quarter of 2022 with another quarter of positive free cash flow and Adjusted EBITDA margin being above 30%, demonstrating the stickiness of our customer base and long-term engagement by our players,” said In Keuk Kim, Chief Executive Officer of DoubleDown. “Revenue in the third quarter of 2022 was 14% higher than the third quarter of 2019, the most recent comparable period prior to the COVID pandemic, which we believe validates our success in capturing and retaining growth in our customer base and player spending over the past few years. Further, we were able to maintain our ARPDAU and average monthly revenue per payer metrics from the year-ago period, despite global inflationary pressure and recession concerns that have impacted player behavior, demonstrating the resilience of our business.

“Furthermore, during the third quarter, we reached an agreement in principle to settle the Benson class action complaint and as a result, recorded an associated charge on our income statement. Although the settlement remains subject to court approval, we do not expect to record any future charges related to Benson class action and are pleased to have this case resolved in principle, of course subject to final court approval. Looking ahead, we plan to launch our newest title, Spinning in Space, before year-end, while simultaneously developing additional new titles for 2023 and innovating our flagship DoubleDown Casino title as we look to grow our business. We will also continue to evaluate potential strategic M&A transactions that may offer opportunities to leverage our core capabilities and diversify our revenue stream. With $130 million of cash and equivalents, net of debt and Benson case accrual, we believe that we remain in a strong financial position.”

Summary Operating Results for DoubleDown Interactive (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenue ($ MM)	$78.8	$87.0	$244.9	$276.9
Total operating expenses	124.1	59.2	313.5	201.8
Loss Contingency	70.3	—	141.8	3.5
Adjusted EBITDA ($ MM)	25.0	30.2	76.9	61.0
Net income ($ MM)	$(24.0)	$22.8	$(39.6)	$60.7
Net income margin	(30.5%)	26.2%	(16.2%)	21.9%
Adjusted EBITDA margin	31.7%	34.7%	31.4%	22.0%

Non-financial performance metrics
Average MAUs (000s)	2,267	2,254	2,301	2,447
Average DAUs (000s)	907	985	941	1,033
ARPDAU	$0.96	$0.96	$0.96	$0.98
Average monthly revenue per payer	$225	$224	$225	$218
Payer conversion	5.2%	5.7%	5.3%	5.8%

Third Quarter 2022 Financial Results

Revenue in the third quarter of 2022 was $78.8 million, a 9% decrease from the third quarter of 2021. The decrease was primarily due to the lifting of stay-at-home orders and other COVID-related restrictions compared to the prior year, as well as changes in player behavior relating to inflation and global economic concerns during 2022.

Operating expenses in the third quarter of 2022 were $124.1 million, a 110% increase from the third quarter of 2021. The increase was due to a charge of $70.25 million recorded in in General and Administrative expenses reflecting the incremental charge associated with the agreement in principle to settle the Benson class action complaint and associated proceedings as announced on August 29, 2022. In accordance with the agreement in principle, which remains subject to court approval, DoubleDown has agreed to contribute $145.25 million to the settlement. The incremental charge for the third quarter is in addition to amounts accrued in previous quarters of an aggregate of $75 million.

Net income in the third quarter of 2022 reflected a loss of $24.0 million, or a loss of $9.69 per common share (a loss of $0.48 per ADS) on a fully diluted basis, compared to net income of $22.8 million, or $9.91 per common share ($0.50 per ADS) on a fully diluted basis, in the third quarter of 2021. Note each ADS represents 0.05 share of a common share.

Adjusted EBITDA in the third quarter of 2022 was $25.0 million, a decrease compared to $30.2 million in the third quarter of 2021. The decrease was primarily due to lower revenue.

Net cash flows provided by operating activities for the third quarter of 2022 was $22.2 million, compared to $33.7 million in the third quarter of 2021. The decrease was primarily driven by the decline in operating income.

Conference Call

DoubleDown will hold a conference call today (November 8, 2022) at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time) to discuss these results. A question-and-answer session will follow management’s presentation.

To access the call, please use the following link: DoubleDown Third Quarter 2022 Earnings Call. After registering, an email will be sent, including dial-in details and a unique conference call access code required to join the live call. To ensure you are connected prior to the beginning of the call, please register a minimum of 15 minutes before the start of the call.

A simultaneous webcast of the conference call will be available with the following link: DoubleDown Third Quarter 2022 Webcast, or via the Investor Relations page of the DoubleDown website at ir.doubledowninteractive.com. For those not planning to ask a question on the conference call, the Company recommends listening via the webcast.

A replay will be available on the Company’s Investor Relations website shortly after the event.

About DoubleDown Interactive

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. Our flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

Safe Harbor Statement

Certain statements contained in this press release are “forward-looking statements” about future events and expectations for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, you should not place undue reliance on such statements. Words such as “anticipates,” “believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” “potential,” “near-term,” “long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. We assume no obligation to update or revise any forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Use and Reconciliation of Non-GAAP Financial Measures

In addition to our results determined in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), we believe the following non-GAAP financial measure is useful in evaluating our operating performance. We present “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”) because we believe it assists investors and analysts by facilitating comparison of period-to-period operational performance on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. The items excluded from the Adjusted EBITDA may have a material impact on our financial results. Certain of those items are non-recurring, while others are non-cash in nature. Accordingly, the Adjusted EBITDA is presented as supplemental disclosure and should not be considered in isolation of, as a substitute for, or superior to, the financial information prepared in accordance with GAAP, and should be read in conjunction with the financial statements furnished in our Form 6-K to be filed with the SEC.

In our reconciliation from our reported GAAP “net income before provision for taxes” to our Adjusted EBITDA, we eliminate the impact of the following six line items: (i)depreciation and amortization; (ii) loss contingency related to the Benson case; (iii) interest expense; (iv) foreign currency transaction/remeasurement (gain) loss; (v) short-term investments (gain) loss; and (vi) other (income) expense, net. The below table sets forth the full reconciliation of our non-GAAP measures:

Reconciliation of non-GAAP measures	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except percentages)	2022	2021	2022	2021
Net income	$(24.0)	$22.8	$(39.6)	$60.7
Income tax expense	(4.9)	(7.2)	(10.9)	(16.7)
Income before tax	(28.9)	30.0	(50.5)	44.0

Adjustments for:
Depreciation and amortization	0.0	2.4	3.8	15.7
Loss contingency	70.3	—	141.8	3.5
Interest expense	0.4	0.5	1.4	1.5
Foreign currency transaction/remeasurement (gain) loss	(9.3)	(0.8)	(17.0)	(1.4)
Short-term investments (gain) loss	(5.7)	—	0.2	—
Other (income) expense, net	(1.9)	(1.9)	(2.6)	(2.3)
Adjusted EBITDA	$25.0	$30.2	$76.9	$61.0
Adjusted EBITDA margin	31.7%	34.7%	31.4%	22.0%

We encourage investors and others to review our financial information in its entirety and not to rely on any single financial measure.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Cody Slach or Jeff Grampp, CFA

Gateway Group

1-949-574-3860

DDI@gatewayir.com

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	September 30,	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$310,468	$242,060
Accounts receivable, net	19,916	21,875
Prepaid expenses, and other assets	7,647	6,817

Total current assets	$338,031	$270,752
Property and equipment, net	348	384
Operating lease right-of-use assets, net	4,455	6,830
Intangible assets, net	50,048	53,679
Goodwill	633,965	633,965
Deferred tax asset	1,843	2,616
Other non-current assets	1,300	1,582

Total assets	$1,029,990	$969,808

Liabilities and Shareholders’ Equity
Accounts payable and accrued expenses	$14,743	14,752
Short-term operating lease liabilities	3,138	3,076
Contract liabilities	2,166	2,246
Loss Contingency	145,250	—
Other current liabilities	6,107	730

Total current liabilities	$171,404	$20,804
Long-term borrowings with related party	34,848	42,176
Long-term operating lease liabilities	2,103	4,688
Deferred tax liabilities, net	1,232	28,309
Loss Contingency	—	3,500
Other non-current liabilities	7,358	6,453

Total liabilities	$216,945	$105,930

Shareholders’ equity
Common stock, KRW 10,000 par value - 200,000,000 Shares authorized; 2,477,672 issued and outstanding	21,198	21,198
Additional paid-in-capital	619,470	671,831
Accumulated other comprehensive income	11,761	23,033
Retained earnings	160,616	147,816

Total shareholders’ equity	$813,045	$863,878

Total liabilities and shareholders’ equity	$1,029,990	$969,808

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Statement of Income and Comprehensive Income

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenue	$78,801	$87,007	$244,857	$276,902
Operating expenses:
Cost of revenue(1)	27,119	30,485	83,464	96,823
Sales and marketing(1)	17,214	17,161	55,056	56,913
Research and development(1)	4,691	4,537	13,704	14,635
General and administrative(1)	4,821	4,674	15,771	14,184
Loss Contingency(1)(2)	70,250	—	141,750	3,500
Depreciation and amortization	45	2,359	3,751	15,704

Total operating expenses	124,140	59,216	313,496	201,759

Operating income (loss)	$(45,339)	$27,791	$(68,639)	$75,143

Other income (expense):
Interest expense	(431)	(500)	(1,356)	(1,521)
Interest income	1,948	25	2,742	108
Gain on foreign currency transactions	541	634	856	1,040

Gain (loss) on foreign currency remeasurement, net	8,748	215	16,163	353

Gain (loss) on short-term investments	5,651	—	(155)	—
Other, net	(42)	1,853	(98)	2,261

Total other income (expense), net	$16,415	$2,227	$18,152	$2,241

Income (loss) before income tax	$(28,924)	$30,018	$(50,487)	$77,384

Income tax (expense) benefit	4,925	(7,185)	10,926	(16,713)

Net income (loss)	$(23,999)	$22,833	$(39,561)	$60,671

Other comprehensive income (expense):
Pension adjustments, net of tax	102	(81)	(185)	(121)
Gain (loss) on foreign currency translation	(6,115)	(800)	(11,087)	415

Comprehensive income (loss)	$(30,012)	$21,952	$(50,833)	$60,965

Earnings per share:
Basic	$(9.69)	$9.91	$(15.97)	$27.03
Diluted	$(9.69)	$9.91	$(15.97)	$27.03
Weighted average shares outstanding:
Basic	2,477,672	2,303,192	2,477,672	2,244,404
Diluted	2,477,672	2,303,192	2,477,672	2,244,404

(1)	Excluding depreciation and amortization
(2)	Litigation Loss Contingency (refer to Note 11)

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Statement of Cash Flows

(Unaudited)

	Nine months ended September 30,
	2022	2021
Cash flow from (used in) operating activities:
Net Income (loss)	$(39,561)	$60,671
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	3,751	15,704
(Gain)Loss on foreign currency remeasurement	(16,163)	(353)
(Gain)Loss on short-term investments	155	—
Deferred taxes	(26,716)	3,524
Working capital adjustments:
Accounts receivable	703	2,006
Prepaid expenses, other current and non-current assets	(1,391)	(2,628)
Accounts payable, accrued expenses and other payables	1,033	(795)
Contract liabilities	(80)	(868)
Income tax payable	—	(7,035)
Loss Contingency	141,750	3,500
Other current and non-current liabilities	8,215	3,858

Net cash flows from operating activities	$71,696	$77,584
Cash flow (used in) investing activities:
Purchases of intangible assets	(3)	(12)
Purchases of property and equipment	(164)	(116)
Disposals of property and equipment	27	3
Purchases of short-term investments	(366,449)	—
Sales of short-term investments	366,293	—

Net cash flows (used in) investing activities	$(296)	$(125)
Cash flow from (used in) financing activities:
Issuance of new shares - IPO	—	86,452

Net cash flows from (used in) financing activities:	$—	$86,452
Net foreign exchange difference on cash and cash equivalents	(2,992)	(4,035)

Net increase (decrease) in cash and cash equivalents	$68,408	$159,875

Cash and cash equivalents at beginning of period	$242,060	$63,188
Cash and cash equivalents at end of period	$310,468	$223,062

Cash paid during year for:
Interest	—	—
Income taxes	$11,415	$13,698